EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

June 26, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Jay E. Ingram

Re:	HL Acquisitions Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-225520) (the "Registration Statement")

Dear Mr. Ingram:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of HL Acquisitions Corp., hereby advises that copies of the Preliminary Prospectus, dated June 8, 2018, were distributed through June 26, 2018, as follows:

276 to individual investors;

43 to FINRA members (which included 19 prospective underwriters and selected dealers); and

68 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 8, 2018, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO